Morgan Stanley Bank, NA

Form SBSE-A; Item 13-A

Supplemental Information

Firm Name: Deloitte
Address: 30 Rockefeller Center, 41st Floor, New York, NY 10122
Effective date: 05/18/1990
Type: Firm/Auditor

In addition, the applicant makes use of firmwide arrangements whereby group service entities maintain systems infrastructure and corresponding records on behalf of other group operating entities.